UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A     .

Convocation of Annual General Meeting of Shareholders for the Fiscal Year 2008
On February 11, 2009, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to convene the general meeting of shareholders for the fiscal year 2008 as follows:

•	Date and Time:	March 27, 2009, 10:00 A.M. local time

•	Venue:	Fourth Floor Auditorium, Kookmin Bank, 36-3, Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:
1)	Approval of non-consolidated financial statements (balance sheet, income statement and statement of appropriation of retained earnings) for the fiscal year 2008

2)	Amendment of the Articles of Incorporation

3)	Appointment of non-executive director(s)

4)	Appointment of candidate(s) for the members of the Audit Committee, who are non-executive directors

5)	Approval of the aggregate remuneration limit for directors
The shareholders may exercise their voting rights without attending the meeting in person by submitting voting cards by mail.
In addition, the board of directors of Kookmin Bank (the “Bank”), a wholly-owned subsidiary of KB Financial Group, resolved to convene the general meeting of the Bank’s shareholders for fiscal year 2008 on March 25, 2009 (10:00 A.M. local time) to approve (i) the Bank’s non-consolidated financial statements for fiscal year 2008, (ii) the amendment of the Bank’s Articles of Incorporation and (iii) the aggregate remuneration for the Bank’s directors.

Preliminary Operating Results for the Fiscal Year 2008
On February 11, 2009, KB Financial Group held an earnings conference and released its preliminary operating results for fiscal year 2008. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfng.com).
The preliminary figures for the fiscal year 2008 presented herein are currently being audited by our independent auditor and are subject to change.

1.	Operating results of KB Financial Group (consolidated)

				% Change
(Won in millions, %)		4Q 2008	3Q 2008*	(Q to Q)
Operating Revenue	Specified Quarter	17,967,947	11,769,356	+52.67
	Cumulative	29,729,283	11,769,356	+152.60

Operating Income	Specified Quarter	33,789	593,512	-94.31
	Cumulative	627,301	593,512	+5.69

Income before Income Tax Expense	Specified Quarter	135,118	804,290	-83.20
	Cumulative	939,408	804,290	+16.80

Net Income **	Specified Quarter	43,878	568,049	-92.28
	Cumulative	611,927	568,049	+7.72

*	KB Financial Group was established on September 29, 2008 pursuant to a “comprehensive stock transfer” under Korean law and accordingly, the actual applicable period for the third quarter of fiscal year 2008 for KB Financial Group consists of September 29 and September 30, 2008.

**	Represents net income for controlling company interests.

2.	Financial results of Kookmin Bank (non-consolidated)
The following figures are subject to change based on (i) the results of the audit by the Bank’s independent auditors and (ii) the results of the Bank’s annual general meeting of shareholders.

2.1	Operating results (non-consolidated)

				% Change		% Change
(Won in millions, %)		4Q 2008	3Q 2008	(Q to Q)	4Q 2007	(Y to Y)
Operating Revenue*	Specified Quarter	17,656,188	11,411,310	+54.73	5,928,305	+197.83
	Cumulative	44,379,564	26,774,138	+65.76	21,281,826	+108.53

Operating Income	Specified Quarter	-433,973	563,164	-177.06	776,100	-155.92
	Cumulative	1,811,443	2,245,416	-19.33	4,233,386	-57.21

Income before Income Tax Expense	Specified Quarter	-388,335	777,646	-149.94	805,928	-148.18
	Cumulative	2,158,289	2,546,624	-15.25	4,529,870	-52.35

Net Income*	Specified Quarter	-318,459	553,390	-157.55	580,064	-154.90
	Cumulative	1,510,784	1,829,243	-17.41	2,773,843	-45.53

2.2	Balance sheet figures (non-consolidated)

(Won in thousands, %)	As of December 31, 2008	As of December 31, 2007
Total Assets	262,093,176,566	218,866,037,700
Total Liabilities	244,779,083,051	202,828,276,267
Shareholders’ Equity	17,314,093,515	16,037,761,433
Capital Stock	2,181,895,580	1,681,895,580
Shareholders’ Equity/Capital Stock Ratio (%)	793.5	953.6

*	The increase in operating revenue was due to, among other reasons, increased income from derivatives, while the decrease in net income was due to, among other reasons, losses on disposal of KB Financial Group common shares held by the Bank.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 11, 2009	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO